Filed by Littelfuse, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed to be filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: IXYS Corporation

Commission File No.: 000-26124

Date: August 28, 2017

Set forth below is a copy of a letter sent to employees of Littelfuse, Inc. on August 28, 2017.

Littelfuse to Acquire IXYS Corporation

August 28, 2017

Dear Littelfuse Associates,

We are excited to announce that Littelfuse has reached an agreement to acquire IXYS Corporation, a leader in power semiconductors. At an estimated enterprise value of $655 million, this will be the largest acquisition in our company’s 90-year history, and an exciting milestone for Littelfuse. Acquiring IXYS further strengthens our position in power control, which we’ve identified as a strategic growth market for us. We believe the IXYS acquisition will be an important building block in our strategy, and a combination that will unite complementary capabilities, cultures and relationships.

Headquartered in Milpitas, California, with primary manufacturing facilities in the U.S. and Europe, IXYS has been a leader in power semiconductors and integrated circuits for more than 30 years. IXYS has a broad customer base, serving more than 3,500 customers through its direct salesforce and global distribution partners. They reported revenues of $322 million in fiscal 2017 with an adjusted EBITDA margin of approximately 13.5 percent.

We know the company very well as we operate in adjacent segments of the power semiconductor market and believe the addition of talent and technology from IXYS will help us accelerate our growth. Importantly, IXYS brings critical scale to our power semiconductor business with the addition of 1,000 highly skilled employees with technology and market expertise. Today’s acquisition announcement is a positive step for Littelfuse and aligns well with our strategic growth initiatives.

There remains a lot of work to be done until the deal closes, which we expect will happen in the first quarter of 2018. Until close, we will continue to operate as independent companies. We ask that you continue to work hard and deliver the great service and quality products for which both companies are known. After close, IXYS and Littelfuse will come together as one company.

During the transition between now and closing, integration planning will be a key area of focus that may require your assistance. We appreciate your support in these efforts.

To learn more about the acquisition of IXYS, please visit the Littelfuse.com homepage to download the presentation and archived webcast on today’s announcement.

Sincerely,

Dave Heinzmann

President and Chief Executive Officer

Littelfuse, Inc.

Forward Looking Statements

This document contains forward-looking statements, which address a variety of subjects including, for example, the expected timetable for closing of the proposed transaction between Littelfuse, Inc. (“Littelfuse”) and IXYS Corporation (“IXYS”) and the expected benefits and synergies of the proposed transaction.  Statements that are not historical facts, including statements about Littelfuse’s beliefs, plans and expectations, are forward-looking statements.  Such statements are based on current expectations of Littelfuse’s management and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements.  The following important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward-looking statements:  the ability to satisfy the conditions to closing of the proposed transaction, on the expected timing or at all; the ability to obtain required regulatory approvals for the proposed transaction, on the expected timing or at all; the occurrence of any event that could give rise to the termination of the merger agreement; the risk of stockholder litigation relating to the proposed transaction, including resulting expense or delay; higher than expected or unexpected costs associated with or relating to the proposed transaction; the risk that expected benefits, synergies and growth prospects of the proposed transaction may not be achieved in a timely manner, or at all; the risk that IXYS’ business may not be successfully integrated with Littelfuse’s following the closing; the risk that Littelfuse and IXYS will be unable to retain and hire key personnel; and the risk that disruption from the proposed transaction may adversely affect Littelfuse’s or IXYS’ business and their respective relationships with customers, suppliers or employees.  For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to both Littelfuse’s and IXYS’ filings with the Securities and Exchange Commission (“SEC”), including the risk factors contained in each of Littelfuse’s and IXYS’ most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K.  Forward-looking statements represent management’s current expectations and are inherently uncertain.  Except as required by law, Littelfuse does not undertake any obligation to update forward-looking statements made by it to reflect new information, subsequent events or circumstances.

Important Additional Information Will Be Filed with the SEC

In connection with the proposed transaction, Littelfuse and IXYS intend to file relevant information with the SEC, including a registration statement of Littelfuse on Form S-4 (the “registration statement”) that will include a proxy statement of IXYS and that will also constitute a prospectus of Littelfuse (the “proxy statement/prospectus”).  INVESTORS AND SECURITY HOLDERS OF IXYS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT LITTELFUSE, IXYS AND THE PROPOSED TRANSACTION.  The registration statement, proxy statement/prospectus and other documents filed by Littelfuse with the SEC may be obtained free of charge at Littelfuse’s website at www.littelfuse.com or at the SEC’s website at www.sec.gov.  These documents may also be obtained free of charge from Littelfuse by requesting them by mail at Littelfuse, Inc., 8755 West Higgins Road, Suite 500, Chicago, Illinois 60631, Attention: Investor Relations, or by telephone at (773) 628-1000.  The documents filed by IXYS with the SEC may be obtained free of charge at IXYS’ website at www.ixys.com or at the SEC’s website at www.sec.gov.  These documents may also be obtained free of charge from IXYS by requesting them by mail at IXYS Corporation, 1590 Buckeye Drive, Milpitas, California 95035, Attention:  Investor Relations, or by telephone at (408) 457-9000.

Participants in the Solicitation

IXYS, Littelfuse and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies from IXYS stockholders in connection with the proposed transaction.  Information regarding the persons who may be deemed to be participants in the solicitation of IXYS stockholders in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC.

Information about the directors and executive officers of Littelfuse and their ownership of Littelfuse common stock is set forth in Littelfuse’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which was filed with the SEC on February 27, 2017, and its definitive proxy statement for the Littelfuse 2017 annual meeting of stockholders, which was filed with the SEC on March 16, 2017.  Information about the directors and executive officers of IXYS and their ownership of IXYS common stock is set forth in IXYS’ Annual Report on Form 10-K for the fiscal year ended March 31, 2017, which was filed with the SEC on June 12, 2017, and the definitive proxy statement for IXYS’ 2017 annual meeting of stockholders, which was filed with the SEC on July 28, 2017.  Free copies of these documents may be obtained as described in the paragraphs above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.